January 15, 2026

John Belizaire
Chief Executive Officer
Soluna Holdings, Inc.
325 Washington Ave Extension
Albany, NY 12205

        Re: Soluna Holdings, Inc.
            Draft Registration Statement on Form S-3
            Submitted January 12, 2026
            CIK No. 0000064463
Dear John Belizaire:

       This is to advise you that we do not intend to review your registration statement.

        We request that you publicly file your registration statement and non-public draft submission on EDGAR at least two business days prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact David Gessert at 202-551-2326 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Crypto
Assets